SRK Consulting
Engineers and Scientists

SRK Consulting (Canada) Inc.
Suite 800 – 1066 West Hastings Street
Vancouver, B.C. V6E 3X2
Canada

vancouver@srk.com
www.srk.com

Tel: 604.681.4196
Fax: 604.687.5532

March 27, 2006
1CM014.006

Canadian Securities Regulatory Authorities c/o
British Columbia Securities Commissions
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

United States Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs

Miramar Mining Corporation – Form 40F / Annual Information Form, 2006

We hereby:

1. consent to the use of our name as the entity who prepared the preliminary assessment to consider the economic potential of the Hope Bay belt and who participated in the preparation of a feasibility study of the Doris North project as set out in Miramar Mining Corporation's Form 40F / Annual Information Form to be dated on or about March 29, 2006 and which is to be filed with your (the "AIF"); and

2. confirm that we have read the section dealing with the Doris North project and do not have any reason to believe that the section in the AIF which relates to the Doris North Project contains any misrepresentation.

Yours truly,

SRK Consulting (Canada) Inc.



Maritz Rykaart, Ph.D., P.Eng.
Senior Engineer
Miramar Consent form 2006.doc

Group Offices:
Africa
Asia
Australia
North America
South America
United Kingdom

North American Offices:

Denver	303.985.1333
Elko	775.753.4151
Fort Collins	970.407.8302
Reno	775.828.6800
Toronto	416.601.1445
Tucson	520.544.3688